Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$102,450	$49,336	$105,006	$179,140	$148,817	$123,276	$101,391
Fixed charges less capitalized interest and preferred dividends	120,145	117,126	231,934	242,357	262,978	280,018	281,041
Distributed income of equity investees	8,965	7,911	15,995	17,074	9,586	4,959	12,665
Equity in losses of equity investees for which charges arise from guarantees	(412)	(27)	(44)	—	—	(1,646)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(1,844)	(2,140)	(3,069)	(3,729)	(4,158)	(4,203)	(4,901)
Total earnings	$229,304	$172,206	$349,822	$434,842	$417,223	$402,404	$390,196

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$120,145	$117,126	$231,934	$242,357	$262,978	$280,018	$281,041
Capitalized interest	2,836	1,956	5,837	2,671	4,955	3,577	6,807
Preferred dividends (3)	22,446	32,674	59,529	68,197	63,020	53,289	42,555
Total combined fixed charges and preferred dividends	$145,427	$151,756	$297,300	$313,225	$330,953	$336,884	$330,403

Ratio of earnings to combined fixed charges and preferred dividends	1.58	1.13	1.18	1.39	1.26	1.19	1.18

(1) The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3) Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.